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Free Writing Prospectus dated November 7, 2008	Filed Pursuant to Rule 433(d)
Registration Statement No. 333-153488
November 7, 2008

Diageo Capital plc
US$500,000,000 7.375% Notes due 2014
Guaranteed as to the payment of Principal and Interest by
Diageo plc

Final Term Sheet

Issuer:	Diageo Capital plc
Guarantor:	Diageo plc
Security:	Reopening of 7.375% Notes due 2014
Format:	SEC Registered
Principal Amount:	U.S.$500,000,000
Further Issue:	The notes will constitute a further issuance of, and will be consolidated to form a single series with, the U.S.$1,000,000,000 aggregate principal amount of Diageo Capital plc's outstanding 7.375% Notes due 2014 issued on October 21, 2008. The total aggregate principal amount of the 7.375% Notes due 2014 will be U.S.$1,500,000,000.
Net Proceeds:	U.S.$508,335,000 plus accrued interest of $2,253,472 from October 21, 2008 to, but not including, November 13, 2008
Minimum Denomination:	U.S.$1,000
Day Count:	30/360
Reoffer Price:	101.967% (not including accrued interest)
Reoffer Yield:	6.905%
Coupon:	7.375%
Underlying Treasury:	2.750% due October 2013
Treasury Yield:	2.555%
Spread:	4.35%
Settlement Date:	November 13, 2008
Maturity Date:	January 15, 2014
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2009
Business Days:	New York / London
Optional Make-Whole
Redemption:	The greater of 100% of principal amount or present value at a discount rate of Treasury plus 50 bps
Use of Proceeds:	General corporate purposes
Joint Bookrunners:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and HSBC Securities (USA) Inc.
Expected Rating:	Moodys: A3 / S&P: A- / Fitch: A
Expected Listing:	New York Stock Exchange
CUSIP:	25243YAN9
ISIN:	US25243YAN94
Common Code:	039524007

        This document includes disclosure about Diageo's debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

        Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Diageo, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman, Sachs & Co. at Prospectus Department, 1-212-902-1171 or HSBC Securities (USA) Inc. at 1-866-811-8049.

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Diageo Capital plc US$500,000,000 7.375% Notes due 2014 Guaranteed as to the payment of Principal and Interest by Diageo plc
Final Term Sheet